Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2023 and 2024 and related notes appearing elsewhere in the Form 6-K of which this exhibit forms a part (the “Form 6-K”), our audited consolidated financial statements and other financial information as of and for the year ended December 31, 2023, appearing in our Annual Report on Form 20-F for the year ended December 31, 2023 (the “Annual Report”) and Item 5—“Operating and Financial Review and Prospects” of the Annual Report. Except where the context otherwise requires or where otherwise indicated in this discussion, the terms “CyberArk,” the “Company,” “we,” “us,” “our,” and “our business” refer to CyberArk Software Ltd. and its subsidiaries. Our financial statements have been prepared in accordance with U.S. GAAP.

Company Overview

CyberArk is a global leader in Identity Security, centered on intelligent privilege controls, with a focus on protecting organizations against identity-based cyberattacks. CyberArk applies intelligent privilege controls to all identities – human and machine – with continuous threat detection and prevention across the entire identity lifecycle. With CyberArk, organizations can enable Zero Trust and least privilege with complete visibility, ensuring that every identity can securely access any approved resource, located anywhere, from everywhere – with a single Identity Security Platform.

We secure access for human and machine identities to help organizations secure critical business assets, protect their distributed workforce and customers, and accelerate business in the cloud. CyberArk’s vision is to deliver an Identity Security Platform that contextually authenticates each identity, dynamically authorizes the least amount of privilege required, secures credentials, and thoroughly audits the entire cycle – giving organizations peace of mind to drive their businesses fearlessly forward.

As the category-defining leader in Privileged Access Management, we are uniquely positioned to deliver on Identity Security because our core competency is securing the “keys to the kingdom.” These “keys to the kingdom” enable our customers to control access to sensitive infrastructure and applications, keeping them out of the hands of malicious or careless insiders or external attackers and preventing disruption to the business.

Securing these human and machine identities is now more important than ever. With the rapid rise in mobile workers, hybrid and multi-cloud adoption, AI and, in particular, generative AI, and digitalization of the enterprise, physical and network security barriers are less relevant at securing data and assets than ever before. Compromised identities and their associated privileges represent an attack path to an organization’s most valuable assets. We believe that identity has become the new security perimeter and is at the foundation of Zero Trust security models. Our approach is unique since CyberArk recognizes that every identity can become privileged under certain conditions, and we offer the broadest range of security controls to reduce risk while delivering a high-quality experience to the end user. This includes securing workforce, IT, developer, and machine identities by replacing complex, patchworked, and siloed legacy access management solutions to improve security and operational efficiencies.

On October 1, 2024, we completed the acquisition of Venafi Holdings, Inc. and its subsidiaries (“Venafi”), a leader in machine identity management. This acquisition enables CyberArk to further deliver on its vision to secure every identity – human and machine – with the right level of privilege controls. Together, CyberArk and Venafi will build end-to-end machine identity security solutions that help organizations improve security and stop costly outages.

Prior to 2020, we primarily derived our revenues by licensing our cybersecurity software, selling maintenance and support contracts, and providing professional services. We began executing our transition to a subscription business model in early 2021, and, in 2023, we reached our transition goals of selling primarily through subscriptions, including both SaaS and self-hosted subscriptions. In early 2024, we began selling solutions centered around solving critical customer security challenges for every type of identity: workforce, IT, developers and machines. We have taken our platform capabilities and designed solutions delivered through the CyberArk Identity Security Platform, which includes capabilities around privileged access management, access management, secrets management, endpoint privilege security, secure cloud access and identity governance and administration. The solutions are offered through a simplified packaging and pricing model, facilitating a more efficient buying process and enhancing our ability to secure a broader range of identities within our customers’ employee base. The solutions will also make it easier for our customers to buy the capabilities they need to secure every identity across the organization.

During the six months ended June 30, 2024, we increased our annual recurring revenue (“ARR”) by 33% to $868 million as of June 30, 2024. The growth in ARR was driven by an increase in bookings from SaaS and Self-hosted subscriptions. Our subscription revenues increased by 58% to $314.6 million for the six months ended June 30, 2024, compared to the six months ended June 30, 2023, and recurring revenues increased by 36% to $413.8 million for the six months ended June 30, 2024, compared to the six months ended June 30, 2023.

For the six months ended June 30, 2023 and 2024, our revenues were $337.5 million and $446.2 million, respectively, representing year-over-year growth of 32%. For the six months ended June 30, 2023 and 2024, our net loss was $(60.8) million and $(7.4) million, respectively.

Total number of employees increased from 2,954 as of June 30, 2023 to 3,196 as of June 30, 2024.

We intend to continue to execute our strategy of growing our business to meet the needs of our customers and to pursue opportunities in new and existing verticals, geographies, and products. As part of our strategic growth initiatives, we plan to continue to invest in our sales and marketing teams, with a particular focus on expanding our channel partnerships including managed service providers, targeting new customers, expanding our relationships with existing customers, creating technology partnerships and further building out our customer success operations. We have made, and will continue to make, investments in research and development to broaden our platform capabilities, strengthen our existing solutions, enhance user experience and develop additional automation and AI technologies.

Key Performance Indicators and Recent Business Developments

We are focusing on the following metrics to evaluate the health of our business:

	Six Months Ended June 30,
	2023	2024
	(in thousands)

Total ARR (as of period-end)	$653	$868
Subscription Portion of ARR (as of period-end)	451	677
Deferred revenue (as of period-end)	419	518
Remaining Performance Obligations (as of period-end)	752	1,004
Recurring revenues	304	414
Net cash provided by (used in) operating activities	(5)	113

ARR. ARR is a performance indicator that provides more visibility into the growth of our recurring business. ARR is defined as the annualized value of active SaaS, self-hosted subscriptions and their associated maintenance and support services, and maintenance contracts related to the perpetual licenses in effect at the end of the reported period. ARR should be viewed independently of revenues and total deferred revenue as it is an operating measure and is not intended to be combined with or to replace either of those measures. ARR is not a forecast of future revenues and can be impacted by contract start and end dates and renewal rates. The visibility offered by ARR allows us to make informed decisions about our capital allocation and level of investment.

Subscription Portion of Annual Recurring Revenue. The subscription portion of ARR is a performance indicator that provides visibility into the area of the business that will drive the long-term growth of our recurring business. The subscription portion of ARR is defined as the annualized value of active SaaS and self-hosted subscription contracts in effect at the end of the reported period. The subscription portion of ARR excludes maintenance contracts related to perpetual licenses. The subscription portion of ARR should be viewed independently of revenues and total deferred revenue as it is an operating measure and is not intended to be combined with or to replace either of those measures. The visibility offered by subscription portion of ARR allows management to make informed decisions about our capital allocation and level of investment.

Recurring Revenue. Recurring revenue is defined as revenue derived from SaaS and self-hosted subscription contracts, and maintenance contracts related to perpetual licenses during the reported period. Management monitors the growth of our recurring revenue to evaluate the health of our business.

Total Deferred Revenue. Our total deferred revenue consists of maintenance and support and professional services that have been invoiced and collected but that have not yet been recognized as revenues because they do not meet the applicable criteria, and of self-hosted and SaaS subscription contracts, where there are unconditional rights for a consideration, that have been invoiced but have not yet been recognized. As of June 30, 2024, SaaS deferred revenue grew 52% year-over-year, and represented 61% of total deferred revenue compared to 50% as of June 30, 2023.

Remaining Performance Obligations. Remaining performance obligations (“RPOs”) represent non-cancelable contracts that have not yet been recognized, which include deferred revenues and amounts not yet received that will be recognized as revenue in future periods. Management monitors the value of RPOs to provide visibility into near-term and multi-year revenue streams. This visibility allows us to make informed decisions about our capital allocations and level of investment.

Net Cash Provided by (Used in) Operating Activities. We monitor Net cash provided by (used in) operating activities as a measure of the amount of cash generated by the business and our overall business performance. Our cash provided by (used in) operating activities is driven in part by up-front payments for subscription, maintenance and professional services offerings. Monitoring cash provided by (used in) operating activities enables us to assess our financial performance, excluding non-cash effects of certain items such as share-based compensation costs or depreciation and amortization, which allows us to better understand and manage the cash needs of our business.

A.	Operating Results

Components of Statements of Operations

Revenues

Our revenues consist of the following:

o Subscription Revenues. Subscription revenues include SaaS and self-hosted subscription revenues, as well as maintenance and support services associated with self-hosted subscriptions. Historically, our subscription revenues have been generated primarily from sales of our Privileged Access Manager (Privilege Cloud and self-hosted), Endpoint Privilege Manager, Secrets Manager, Vendor Privileged Access Manager, Workforce and Customer Access, Secure Cloud Access and Identity Management. In 2024, we shifted to selling solutions and began generating revenue from solutions to secure IT identities, workforce identity, Developer identities and Machine identities. An increasing percentage of our business is coming from our SaaS offerings, which have ratable revenue recognition, increasing our total deferred revenue that will be recognized over time. Our SaaS and self-hosted subscriptions represented 71% of our total revenues during the six months ended June 30, 2024, and we expect our subscription revenues to continue to grow in the near and long term. Sale of our IT, Workforce and Developer solutions are licensed per user through standard and enterprise packages. Endpoint Privilege Manager is licensed by target system (workstations and servers). For Machine identities, we have packages, one aimed at being a starting point with a minimum number of workload identities, and the second one with add-on of any additional workload identities. Secrets Manager has two different licensing approaches based on the types of applications being secured. The first is licensed by agent for mission-critical and static applications, and the second is licensed by site/region and number of clusters for more dynamic cloud native applications and DevOps pipelines.

o Perpetual License Revenues. Perpetual license revenues are generated primarily from sales of our Privileged Access Manager. We are seeing a single digit percentage of our business coming from perpetual licenses, which have upfront revenue recognition. We expect revenues from perpetual licenses to continue to decrease as a percentage of total revenue as we continue to operate as a subscription company.

o Maintenance and Professional Services Revenues. Maintenance revenues are generated from maintenance and support contracts purchased by our customers who bought perpetual licenses in order to gain access to the latest software enhancements and updates on an if-and-when available basis and to telephone and email technical support. With the continued decline of new perpetual licenses and related new maintenance contracts, we are expecting our total maintenance revenues to decline in the near and long term in absolute dollars. We also offer advanced services, including professional services and technical account management, for consulting, deployment and training of our customers to fully leverage the use of our products. We increasingly leverage partners to provide services around implementation and ongoing management of our solutions and we are shifting our service delivery team toward higher value services that are often recurring in nature, like technical account management.

Geographic Breakdown of Revenues

The United States is our biggest market, with the balance of our revenues generated from the EMEA region and the rest of the world, which includes Canada, Central and South America, and the Asia Pacific and Japan region. The following table sets forth the geographic breakdown of our revenues by region for the periods indicated:

	Six Months Ended June 30,
	2023		2024
	Amount	% of Revenues	Amount	% of Revenues
	(dollars in thousands)

United States	$182,549	54%	$218,793	49%
EMEA	96,910	29%	143,940	32%
Rest of World	58,089	17%	83,523	19%
Total Revenues	$337,548	100%	$446,256	100%

Cost of Revenues

Our total cost of revenues consists of the following:

o Cost of Subscription Revenues. The cost of subscription revenues consists primarily of personnel costs related to our customer support and cloud operations. Personnel costs consist primarily of salaries, benefits, bonuses and share-based compensation. The cost of subscription revenues also includes cloud infrastructure costs, amortization of intangible assets and depreciation of internal use software capitalization. As we shift more of our sales to SaaS and self-hosted subscription offerings, we expect the absolute cost of subscription revenues to increase.

o Cost of Perpetual License Revenues. The cost of perpetual license revenues consists primarily of appliance expenses and allocated personnel costs to support delivery and operations related to perpetual licenses. Personnel costs consist primarily of salaries, benefits, bonuses and share-based compensation. As we shift more of our sales to SaaS and self-hosted subscription contracts, we expect the absolute cost of perpetual license revenues and the cost of perpetual license revenues as a percentage of total revenues to decrease.

o Cost of Maintenance and Professional Services Revenues. The cost of maintenance related to perpetual license contracts and professional services revenues primarily consists of allocated personnel costs for our global customer support, customer success and professional services organization. Personnel costs consist primarily of salaries, benefits, bonuses, share-based compensation and subcontractors’ fees. As new perpetual licenses and their associated maintenance contracts continue to decrease, we are expecting our total cost of maintenance revenues to decline. Concurrently, we anticipate cost of professional services revenues to increase due to our expanding customer base and ongoing investment in our services teams, aimed at delivering exceptional customer experiences.

Gross Profit and Gross Margin

Gross profit is total revenues less total cost of revenues. Gross margin is gross profit expressed as a percentage of total revenues. Our gross margin has historically fluctuated from period to period as a result of changes in the mix of revenues between SaaS, self-hosted Subscriptions and Perpetual Licenses, as well as maintenance and professional services revenues, cloud infrastructure costs and personnel costs. We expect our gross margin to be relatively consistent in the near term. As our subscription revenue mix continues to increase, we continue to streamline our cloud cost management, which is partially offset by ongoing investments in our services team, which focuses on our customer experience.

Operating Expenses

Our operating expenses are classified into three categories: research and development, sales and marketing and general and administrative. For each category, the largest component is personnel costs, which consist primarily of salaries, employee benefits (including commissions and bonuses) and share-based compensation expenses. Operating expenses also include allocated overhead costs for IT, facilities and office expenses, as well as depreciation and amortization. Allocated costs for facilities and office expenses primarily consist of rent, office maintenance, utilities and office supplies. We expect personnel and all allocated costs to continue to increase in absolute dollars as we hire new employees and add facilities to continue to grow our business.

Research and Development. Research and development expenses consist primarily of personnel costs attributable to our research and development personnel, consultants and contractors, cloud infrastructure and software expenses, and allocated overhead costs. We expect that our research and development expenses will continue to increase in absolute dollars as we continue to grow our research and development headcount to further strengthen our technology platform and invest in the development of both existing and new solutions, products and services. At the same time, we expect our research and development expenses as a percentage of revenue to decline as we recognize the benefits of being a recurring revenue company and as we scale the organization.

Sales and Marketing. Sales and marketing expenses are the largest component of our operating expenses and consist primarily of personnel costs, including commissions, as well as marketing programs and general sales costs, software and related expenses, travel expenses and allocated overhead costs. We continue to invest to extend the reach of our sales organization, which means we continue to invest in both direct and indirect sales channels and related marketing expenses. We expect that sales and marketing expenses will continue to increase in absolute dollars, as we plan to expand our GTM efforts globally. At the same time, we expect our sales and marketing expenses as a percentage of revenue to decline, as we recognize the benefits of being a recurring revenue company and as we scale the organization. We continue to expect sales and marketing expenses will remain our largest category of operating expenses.

General and Administrative. General and administrative expenses consist primarily of personnel costs for our executive, finance, human resources, legal and administrative personnel. General and administrative expenses also include external legal, audit, accounting and other professional service fees, insurance premiums and software and related expenses. We continue to expect that general and administrative expenses will increase in dollars as we grow and expand our operations.

Financial Income (Expense), Net

Financial income (expense), net consists of mainly interest income, impairment of available for sale marketable securities, amortization of debt discount and issuance costs, foreign currency exchange gains or losses and foreign exchange forward transactions expenses. Interest income consists of interest earned on our cash, cash equivalents, short- and long-term bank deposits, marketable securities and money market funds. We expect interest income to vary depending on our average investment balances and market interest rates during each reporting period. Foreign currency exchange changes reflect gains or losses related to transactions denominated in currencies other than the U.S. dollar.

Tax benefit (taxes on income)

Tax benefit (taxes on income) consists of taxes related to our activity in Israel, the United States, and numerous other foreign jurisdictions in which we conduct business.

The ordinary corporate tax rate in Israel is 23.0%. We have been entitled to various tax benefits under Israel’s Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”).  As a result, our tax rate to be paid with respect to our eligible Israeli taxable income under these benefits programs is generally 12.0%.

Under the Investment Law and other Israeli legislation, we are entitled to certain additional tax benefits, including accelerated deduction of research and development expenses, accelerated depreciation and amortization rates for tax purposes on certain intangible assets and deduction of public offering expenses in three equal annual installments.

Our non-Israeli subsidiaries are taxed according to the tax laws in their respective jurisdictions of tax residency. Due to our multi-jurisdictional operations, we apply significant judgment to determine our consolidated income tax position.

Comparison of Period to Period Results of Operations

The following table sets forth our results of operations in dollars and as a percentage of total revenues for the periods indicated:

	Six Months Ended June 30,
	2023		2024
	Amount	% of Revenues	Amount	% of Revenues
	(dollars in thousands)
Revenues:
Subscription	$198,887	58.9%	$314,653	70.5%
Perpetual license	8,972	2.7%	6,588	1.5%
Maintenance and professional services	129,689	38.4%	125,015	28.0%

Total revenues	337,548	100%	446,256	100%

Cost of revenues:
Subscription	33,578	9.9%	43,563	9.8%
Perpetual license	531	0.2%	782	0.2%
Maintenance and professional services	40,630	12.0%	43,081	9.7%

Total cost of revenues	74,739	22.1%	87,426	19.7%

Gross profit	262,809	77.9%	358,830	80.3%

Operating expenses:
Research and development	105,920	31.4%	110,470	24.8%
Sales and marketing	200,517	59.4%	220,303	49.4%
General and administrative	42,396	12.6%	58,411	13.1%

Total operating expenses	348,833	103.4%	389,184	87.3%

Operating loss	(86,024)	(25.5)%	(30,354)	(7.0)%
Financial income, net	21,488	6.4%	27,399	6.1%

Loss before taxes on income	(64,536)	(19.1)%	(2,955)	(0.9)%
Tax benefit (taxes on income)	3,730	1.1%	(4,498)	(1.0)%

Net loss	$(60,806)	(18.0)%	$(7,453)	(1.9)%

Six Months Ended June 30, 2023 Compared to Six Months Ended June 30, 2024

Revenues

	Six Months Ended June 30,
	2023		2024		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	(dollars in thousands)
Revenues:
Subscription	$198,887	58.9%	$314,653	70.5%	$115,766	58.2%
Perpetual license	8,972	2.7%	6,588	1.5%	(2,384)	(26.6)%
Maintenance and professional services	129,689	38.4%	125,015	28.0%	(4,674)	(3.6)%

Total revenues	$337,548	100%	$446,256	100%	$108,708	32.2%

Revenues increased by $108.7 million, or 32.2%, from $337.5 million for the six months ended June 30, 2023 to $446.3 million for the six months ended June 30, 2024. This increase was primarily due to the growth of SaaS sales as well as the increase in self-hosted subscription sales, partially offset by the decline in perpetual license sales due to the Company’s transition away from the perpetual model to a subscription model. In addition, our strong SaaS and self-hosted subscription renewals further contributed to these results and allowed CyberArk to maintain its base of recurring business and build a foundation for growth. The largest increase in revenue occurred in EMEA, where revenues increased by $47.0 million, while the increase in United States and the rest of the world was $36.3 million and $25.4 million, respectively.

Subscription revenues increased by $115.8 million, or 58.2%, from $198.9 million in the six months ended June 30, 2023 to $314.7 million in the six months ended June 30, 2024, as we increased the mix of our subscription sales and experienced an increase in demand for our SaaS and self-hosted subscription solutions.

Perpetual license revenues declined by $2.4 million, or 26.6%, from $9.0 million in the six months ended June 30, 2023 to $6.6 million in the six months ended June 30, 2024. The decline in perpetual license revenue is consistent with our transition from selling perpetual licenses to selling SaaS and self-hosted subscription solutions.

Maintenance and professional services revenues declined by $4.7 million, or 3.6%, from $129.7 million in the six months ended June 30, 2023 to $125.0 million in the six months ended June 30, 2024. Maintenance revenues declined by $5.6 million from $104.8 million in the six months ended June 30, 2023 to $99.2 million in the six months ended June 30, 2024. Despite our strong renewal rates, as anticipated, the new perpetual license sales did not add enough maintenance business to offset the customers who converted from maintenance to SaaS and self-hosted subscription contracts as well as churn.

Professional services revenues increased by $0.9 million from $24.9 million in the six months ended June 30, 2023 to $25.8 million in the six months ended June 30, 2024. The increase in professional services was also driven by the expansion of our professional services packages, which often include recurring services.

Cost of Revenues and Gross Profit

	Six Months Ended June 30,
	2023		2024		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	(dollars in thousands)
Cost of revenues:
Subscription	$33,578	9.9%	$43,563	9.8%	$9,985	29.7%
Perpetual license	531	0.2%	782	0.2%	251	47.3%
Maintenance and professional services	40,630	12.0%	43,081	9.7%	2,451	6.0%

Total cost of revenues	$74,739	22.1%	87,426	19.7%	12,687	17.0%

Gross profit	$262,809	77.9%	$358,830	80.3%	$96,021	36.5%

Cost of subscription revenues increased by $10.0 million, or 29.7%, from $33.6 million in the six months ended June 30, 2023 to $43.6 million in the six months ended June 30, 2024. The increase in cost of subscription revenues was primarily driven by a $6.7 million increase in personnel costs and related expenses, a $2.2 million increase in cloud infrastructure costs to support the growth in our SaaS and self-hosted subscription revenues and a $0.7 million increase in the use of third-party consultants for services rendered.

Cost of perpetual license revenues increased by $0.3 million, or 47.3%, from $0.5 million in the six months ended June 30, 2023 to $0.8 million in the six months ended June 30, 2024. The increase in cost of perpetual license revenues was primarily driven by a $0.3 million increase in appliances expenses.

Cost of maintenance and professional services revenues increased by $2.5 million, or 6.0%, from $40.6 million in the six months ended June 30, 2023 to $43.1 million in the six months ended June 30, 2024. The increase in cost of maintenance and professional services revenues was driven primarily by a $4.3 million increase in personnel costs and related expenses, partially offset by decrease of $1.8 million in the use of third-party consultants for services rendered.

Our headcount related to cost of revenues grew from 530 as of June 30, 2023 to 603 as of June 30, 2024.

Gross profit increased by $96.0 million, or 36.5%, from $262.8 million in the six months ended June 30, 2023, to $358.8 million in the six months ended June 30, 2024. Gross margins increased from 77.9% in the six months ended June 30, 2023 to 80.3% in the six months ended June 30, 2024. This was driven primarily by management of our cloud costs and a relatively higher mix of more mature SaaS products, which benefited gross margin.

Operating Expenses

	Six Months Ended June 30,
	2023		2024		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	(dollars in thousands)
Operating expenses:
Research and development	$105,920	31.4%	$110,470	24.8%	$4,550	4.3%
Sales and marketing	200,517	59.4%	220,303	49.4%	19,786	9.9%
General and administrative	42,396	12.6%	58,411	13.1%	16,015	37.8%

Total operating expenses	$348,833	103.4%	$389,184	87.3%	$40,351	11.6%

Research and Development. Research and development expenses increased by $4.6 million, or 4.3%, from $105.9 million in the six months ended June 30, 2023 to $110.5 million in the six months ended June 30, 2024. This increase was primarily attributable to a $3.7 million increase in personnel costs and related expenses, and a $1.6 million increase in cloud and software costs, partially offset by decrease of a $0.8 million in expenses related to consultants and contractors.

Our research and development team headcount grew from 913 as of June 30, 2023 to 966 as of June 30, 2024.

Sales and Marketing. Sales and marketing expenses increased by $19.8 million, or 9.9%, from $200.5 million in the six months ended June 30, 2023 to $220.3 million in the six months ended June 30, 2024. This increase was primarily attributable to a $17.7 million increase in personnel costs and related expenses due to increased headcount in all regions to expand our go-to-market organization. The increase was also attributable to a $1.2 million increase in expenses related to consultants and contractors.

Our sales and marketing headcount grew from 1,287 as of June 30, 2023 to 1,367 as of June 30, 2024.

General and Administrative. General and administrative expenses increased by $16.0 million, or 37.8%, from $42.4 million in the six months ended June 30, 2023 to $58.4 million in the six months ended June 30, 2024. This increase was primarily attributable to an increase of $10.6 million in personnel costs and related expenses due to increased headcount, a $3.1 million increase in services fees for external legal counsel, accounting advisors and patent administration and a $2.2 million expense related to consultants. The increase in external legal counsel and consultants expenses is mainly attributable to expenses related to the acquisition of Venafi.

Our general and administrative headcount grew from 223 as of June 30, 2023 to 260 as of June 30, 2024.

Financial Income, Net. Financial income, net increased by $5.9 million, or 27.5%, from $21.5 million in the six months ended June 30, 2023 to $27.4 million in the six months ended June 30, 2024. This increase resulted primarily from an increase of $10.9 million in interest income from investments in marketable securities, short-term and long-term bank deposits and money market funds, partially offset by a $2.7 million impairment of available for sales investments and a $2.2 million exchange rate loss.

Tax benefit (taxes on income). Tax benefit (taxes on income) changed from tax benefit of $3.7 million for the six months ended June 30, 2023 to taxes on income of $4.5 million for the six months ended June 30, 2024. This change was mainly attributed to a decrease in our loss before taxes on income.

B.	Liquidity and Capital Resources

We fund our operations with cash generated from operating activities. We have also raised capital through issuing convertible senior notes, the sale of equity securities in public offerings and, to a lesser extent, through exercised options. Currently, our primary uses of our cash are for ongoing operating expenses and capital expenditures.

As of June 30, 2024 and December 31, 2023, our principal sources of liquidity were cash, cash equivalents, bank deposits and marketable securities of $1.4 billion and $1.3 billion, respectively.

On October 1, 2024, we completed the acquisition of Venafi for acquisition consideration of a combination of $1.02 billion in cash and $0.64 billion in CyberArk ordinary shares. To fund the cash consideration, we liquidated a portion of our marketable securities and deposits that were not intended for working capital needs. Additionally, we have secured a $250 million committed revolving credit line facility, which is fully available for utilization, as needed. Furthermore, in connection with the pricing of the 2019 convertible senior notes, we entered into a capped call transaction that is currently in the money and designated to be settled in cash in conjunction with the maturity of the convertible debt, with estimated proceeds in an amount of up to $260 million, depending on the actual stock price during a prescribed period leading up to the maturities of both the convertible debt and related capped call transaction on November 15, 2024.

We believe that our cash generated from operating activities, along with existing cash, cash equivalents, marketable securities, bank deposits and the $250 million secured revolving credit line facility will be sufficient to fund our working capital and capital expenditures for at least the next 12 months and for the foreseeable future. Our future capital requirements will depend on many factors, including our revenue growth rate, renewal rates and timing of renewals, the expansion of our sales and marketing activities, the timing and extent of spending to support product development efforts and expansion into new geographic locations, the timing of introductions of new products and enhancements to existing products and the continuing market acceptance of our offerings.

The following table presents the major components of net cash flows for the periods presented:

	Six Months Ended June 30,
	2023	2024
	($ in thousands)

Net cash provided by (used in) operating activities	$(5,047)	$112,978
Net cash provided by investing activities	41,100	169,372
Net cash provided by financing activities	13,685	6,255

A substantial source of our net cash provided by operating activities is our deferred revenue, which is included on our consolidated balance sheets as a liability. Our deferred revenue consists of maintenance and support and professional services that have been invoiced and collected but that have not yet been recognized as revenues and of self-hosted subscriptions and SaaS contracts that have been invoiced but not yet recognized. We assess our liquidity, in part, through an analysis of our short-term and long-term deferred revenue that has not yet been recognized as revenues together with our other sources of liquidity. Revenues from SaaS contracts and maintenance and support contracts are recognized ratably on a straight-line basis over the term of the related contract which is typically one year or three years, and revenues from professional services are recognized as services are performed. Thus, upfront payments add to the liquidity of our operations since we frequently recognize self-hosted subscription, SaaS, maintenance and support and professional services revenues and expenses in subsequent periods to when the payments may be received. The duration of our contracts also impacts our deferred revenue.

Net Cash Provided by (Used in) Operating Activities

Our cash flow reflects our net loss coupled with changes in our non-cash working capital.

During the six months ended June 30, 2024, operating activities provided $113.0 million in cash as a result of $7.5 million of net loss, adjusted by $78.0 million of non-cash charges related to share-based compensation expense, $8.0 million related to depreciation and amortization expenses, $2.7 million related to impairment of available for sale marketable securities, $1.5 million in non-cash interest expense related to the amortization of debt discount and issuance costs and a net change of $40.8 million in non-cash working capital, partially offset by a $10.2 million net change from other long-term assets and liabilities and a $0.3 million increase in deferred tax assets.

The change of $40.8 million in non-cash working capital was due to a $33.0 million increase in short-term deferred revenue, a decrease of $30.4 million in trade receivables and an increase of $1.4 million in other current liabilities, partially offset by a decrease of $12.4 million in employees and payroll accruals, a $7.0 million net change from other current assets and a decrease of $4.6 million in trade payables.

During the six months ended June 30, 2023, net cash used in operating activities was $5.0 million, as a result of $60.8 million of net loss, adjusted by $64.0 million of non-cash charges related to share-based compensation expense, $8.8 million related to depreciation and amortization expenses, $1.5 million in non-cash interest expense related to the amortization of debt discount and issuance costs and a net change of $9.5 million in non-cash working capital, partially offset by a $19.6 million net change from other long-term assets and liabilities and a $8.4 million increase in deferred tax assets.

The change of $9.5 million in non-cash working capital was due to a $21.9 million increase in short-term deferred revenue, a decrease of $15.3 million in trade receivables and an increase of $0.4 million in trade payables, partially offset by a decrease of $17.9 million in employees and payroll accruals, a $9.9 million net change from other current assets and a decrease of $0.4 million in other current liabilities.

During the six months ended June 30, 2023 and 2024, our days’ sales outstanding (“DSO”) was 57 days and 66 days, respectively.

Net Cash Provided by Investing Activities

Investing activities have consisted of investment in, and proceeds from, short-term and long-term deposits, investment in, and proceeds from sales and maturities of marketable securities, and purchases of property and equipment.

Net cash provided by investing activities was $41.1 million and $169.4 million for the six months ended June 30, 2023 and 2024, respectively.

The increase of $128.3 million in net cash provided by investing activities in the six months ended June 30, 2024 compared to the six months ended June 30, 2023 was due to a net decrease of $129.3 million in investments in short- and long-term deposits, marketable securities and others, partially offset by a decrease of $1.0 million in capital expenditures.

Net Cash Provided by Financing Activities

Our financing activities have consisted of proceeds from shares issued in connection with our ESPP, proceeds from the exercise of share options and payments of withholding tax related to employee share plans.

Net cash provided by financing activities was $13.7 million and $6.3 million for the six months ended June 30, 2023 and 2024, respectively.

The decrease of $7.4 million in net cash provided by financing activities in the six months ended June 30, 2024 compared to the six months ended June 30, 2023 was due to a decrease of $12.6 million in proceeds from (payment of) withholding tax related to employee stock plans, partially offset by an increase of $3.1 million in proceeds from the exercise of stock options and an increase of $2.1 million in proceeds from shares issued in connection with employee stock purchase plan.

C.	Research and Development, Patents and Licenses, etc.

We conduct our research and development activities primarily in Israel as well as other locations such as India and the United States. As of June 30, 2024, our research and development department included 966 employees. In the six months ended June 30, 2024, research and development costs accounted for 24.8% of our total revenues.

For a discussion of our research and development policies, see “—Research and Development” and “—Intellectual Property”, respectively, in Item 4.B. of our Annual Report.

D.	Trend Information

Other than as disclosed elsewhere in this Form 6-K, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2023, that are reasonably likely to have a material adverse effect on our revenue, net income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Critical Accounting Estimates

We have prepared our condensed consolidated financial statements in conformity with U.S. GAAP, which requires management to make estimates and assumptions that in certain circumstances affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. These estimates are prepared using our best judgment, after considering past and current events and economic conditions. While management believes the factors evaluated provide a meaningful basis for establishing and applying sound accounting policies, management cannot guarantee that the estimates will always be consistent with actual results. In addition, certain information relied upon by us in preparing such estimates includes internally generated financial and operating information, external market information, when available, and when necessary, information obtained from consultations with third parties. Actual results could differ from these estimates and could have a material adverse effect on our reported results. We believe the critical accounting estimates discussed under Item 5, “Operating and Financial review and Prospects” in our Annual Report reflect our more significant estimates, assumptions, and judgments that have the most significant impact on our condensed consolidated financial statements. There have been no significant changes to our critical accounting estimates as discussed in the Annual Report.

Recently Issued and Adopted Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position, results of operations or cash flows is disclosed in Note 1 to our condensed consolidated financial statements included in this Form 6-K.